Exhibit 99.2

EXHIBIT A

Amendment to the Company’s Articles of Association

CHAPTER SEVEN - INSURANCE, INDEMNITY AND EXEMPTION OF OFFICERS

32.	Insurance of Officers

	32.1	The Company ~~shall not~~ may insure the liability of an officer therein~~, save in accordance with the following provisions of this article~~ to the fullest extent permitted by law .

32.2

Without derogating from the aforesaid t ~~T~~he Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

		(a)	a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

		(b)	a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

		(c)	a monetary obligation imposed on him in favor of another person.

		(d)	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an officer in the Company.

	~~32.3~~	~~The Company shall not enter into a contract to insure the liability of an officer therein for any of the following:~~

		~~(a)~~	~~a breach of the fiduciary duty vis-a-vis the Company, unless the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;~~

		~~(b)~~	~~an intentional or reckless breach of the duty of care;~~

		~~(c)~~	~~an act done with the intention of unduly deriving a personal profit;~~

		~~(d)~~	~~a fine imposed on him.~~

33.	Indemnity of Officers

33.1

The Company ~~shall not~~ may indemnify an officer therein , ~~save in~~  to the fullest extent permitted by law ~~accordance with the following provisions of this article~~. Without derogating from the aforesaid the Company may indemnify an officer in the Company for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as an officer in the Company, as follows:

33.1.1

Any financial liability he incurs or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

33.1.2

Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

33.1.3

Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.

	33.1.4	Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify an officer in the Company.

33.2	Advance indemnity

The Company may give an advance undertaking to indemnify an officer therein ~~provided that the undertaking is limited to types of events which in the board of directors’ opinion are foreseeable at the time of giving the indemnity undertaking, save for the events mentioned in article 32.3 above, and in such amount as the board of directors prescribes is reasonable in the circumstances of the case~~. in respect of the following matters:

33.2.1

Matters as detailed in Article 33.1.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are anticipated in light of the Company’s actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board of Directors as reasonable under the circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement, which the Board of Directors determined to be reasonable under the circumstances.

	33.2.2	Matters as detailed in Article 33.1.2 and 33.1.3.

	33.2.3	Any matter permitted by applicable law.

33.3	Retroactive indemnity

The Company may indemnify an officer therein, save for the events subject to any applicable law ~~mentioned in article 32.3 above.~~

~~33.4~~	~~The Company may indemnify an officer therein for an obligation or expense imposed on him in consequence of an act done in his capacity as an officer therein, as specified below:~~

		~~(a)~~	~~a monetary obligation imposed on him in favour of another person pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator’s award;~~

~~(b)~~

~~reasonable litigation costs, including advocates’ professional fees, incurred by an officer or which he is order to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.~~

34.	Exemption of Officers

	~~34.1~~	~~The Company shall not exempt an officer from his liability for a breach of the duty of care vis-a-vis it, save in accordance with the following provisions of this article.~~

~~34.2~~

The Company may exempt an officer therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis ~~it~~ the Company, to the fullest extent permitted by law.

~~Notwithstanding the aforegoing, the Company may not exempt an officer therein from his liability for any of the events specified in paragraph 32.3 above.~~

35.	Insurance, Exemption and Indemnity - General

35.1

The above provisions with regard to insurance, exemption and indemnity are not and shall not ~~be such as to howsoever~~ limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or ~~with regard to~~ exemption:~~35.1~~ in connection with a person ~~someone~~ who is not an officer ~~in~~ of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law ~~who are not officers therein;~~

35.2

~~in connection with officers in the Company to the extent that the insuranceand/or exemption and/or indemnity are not expressly prohibited by any law~~. Articles 32 through 35 shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as officers in companies controlled by the Company, or in which the Company has an interest.

35.3

An undertaking to insure, exempt and indemnify an officer in the Company as set forth above shall remain in full force and effect even following the termination of such officer service with the Company.